                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                                  VSOURCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92908B 30 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           BAPEF Investments XII Ltd.
                                  P.O. Box 431
                                 Alexander House
                       13-15 Victoria Road, St. Peter Port
                        Guernsey GY1 3ZD, Channel Islands

                                 with a copy to:
                                  Scott Benner
                         Heller Ehrman White & McAuliffe
                         35th Floor, One Exchange Square
                                8 Connaught Place
                               Central, Hong Kong
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 19, 2004
                                -----------------
             (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    SCHEDULE 13D

CUSIP No. 92908B 30 3
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAPEF Investments XII Ltd.
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           British Virgin Islands
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 -----------------------------------------------
NUMBER OF SHARES                 8       SHARED VOTING POWER
BENEFICIALLY OWNED
                                         0
                                 -----------------------------------------------
BY EACH REPORTING                9       SOLE DISPOSITIVE POWER
PERSON WITH
                                         0
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

CUSIP No. 92908B 30 3
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP1
           EIN: 51-0398789
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 -----------------------------------------------
NUMBER OF SHARES                 8       SHARED VOTING POWER
BENEFICIALLY OWNED
                                         0
                                 -----------------------------------------------
BY EACH REPORTING                9       SOLE DISPOSITIVE POWER
PERSON WITH
                                         0
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP No. 92908B 30 3
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP2
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 -----------------------------------------------
NUMBER OF SHARES                 8       SHARED VOTING POWER
BENEFICIALLY OWNED
                                         0
                                 -----------------------------------------------
BY EACH REPORTING                9       SOLE DISPOSITIVE POWER
PERSON WITH
                                         0
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP No. 92908B 30 3
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP3
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 -----------------------------------------------
NUMBER OF SHARES                 8       SHARED VOTING POWER
BENEFICIALLY OWNED
                                         0
                                 -----------------------------------------------
BY EACH REPORTING                9       SOLE DISPOSITIVE POWER
PERSON WITH
                                         0
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP No. 92908B 30 3
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP4
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 -----------------------------------------------
NUMBER OF SHARES                 8       SHARED VOTING POWER
BENEFICIALLY OWNED
                                         0
                                 -----------------------------------------------
BY EACH REPORTING                9       SOLE DISPOSITIVE POWER
PERSON WITH
                                         0
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP No.92908B 30 3
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAPEF Co-Investment LP
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 -----------------------------------------------
NUMBER OF SHARES                 8       SHARED VOTING POWER
BENEFICIALLY OWNED
                                         0
                                 -----------------------------------------------
BY EACH REPORTING                9       SOLE DISPOSITIVE POWER
PERSON WITH
                                         0
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP No. 92908B 30 3
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAPEF Advisers LP
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 -----------------------------------------------
NUMBER OF SHARES                 8       SHARED VOTING POWER
BENEFICIALLY OWNED
                                         0
                                 -----------------------------------------------
BY EACH REPORTING                9       SOLE DISPOSITIVE POWER
PERSON WITH
                                         0
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP No. 92908B 30 3
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia (GP) Limited
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 -----------------------------------------------
NUMBER OF SHARES                 8       SHARED VOTING POWER
BENEFICIALLY OWNED
                                         0
                                 -----------------------------------------------
BY EACH REPORTING                9       SOLE DISPOSITIVE POWER
PERSON WITH
                                         0
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

      This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") with respect to Vsource, Inc. ("Vsource") is being filed by BAPEF Investments XII ("BAPEF XII"), Limited to amend the Schedule 13D originally filed by BAPEF XII on December 28, 2001, as amended by Amendment No. 1 on January 24, 2002, Amendment No. 2 on May 23, 2002, Amendment No. 3 on October 28, 2002, Amendment No. 4 on June 13, 2003 and Amendment No. 5 on September 2, 2004 (collectively, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D. All shares numbers and share prices in this Amendment No. 6 reflect common stock splits or reverse stock splits that have occurred since the original filing.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 of Schedule 13D is hereby amended by adding the following new paragraphs at the end of such item:

      As more fully described in the Information Statement filed by Vsource with the Commission on September 1, 2004 and a Schedule TO (including the exchange offer and consent solicitation circular) filed with the Commission on October 15, 2004, BAPEF XII participated in (i) an exchange offer (the "Exchange Offer"), whereby holders of Vsource's Series 4-A Convertible Preferred Stock were entitled to exchange each share of Series 4-A Convertible Preferred Stock for 5,059.217 ordinary shares, par value US$0.01 per share, of Ironbeak Limited, a British Virgin Islands Company ("Asia Holding Co."); and (ii) a tender offer (the "Tender Offer") by Symphony House Berhad, a Malaysian company ("Symphony"), to purchase each ordinary share of Asia Holding Company tendered to Symphony for US$0.158 per ordinary share. As of November 19, 2004, BAPEF XII has transmitted its shares to participate in the aforementioned Exchange Offer and Tender Offer, which Tender Offer has since expired on November 19, 2004. The Reporting Persons are therefore no longer the beneficial owners of such shares of Series 4-A Convertible Preferred Stock. BAPEF XII expects to realize a total of US$4,071,920.92 as a result of disposing of its 5,094 shares of Series 4-A Convertible Preferred Stock.

      Conditional upon the closing of the Exchange Offer and Tender Offer described above, BAPEF XII expects to sell 154,159 shares of Vsource Common Stock to Symphony, pursuant to a Common Stock and Warrant Purchase Agreement dated August 31, 2004 by and among Symphony, BAPEF XII and other shareholders of the Issuer as named therein (the "Common Stock Purchase Agreement"). According to the Common Stock Purchase Agreement, Symphony will purchase from BAPEF XII its Vsource Common Stock at a price of US$0.50 per share. On November 19, 2004, BAPEF XII transferred 154,159 shares of Vsource's Common Stock into escrow, pending final disposition of such shares upon the consummation of the transactions contemplated by the Exchange Offer and Tender Offer. The Reporting Persons are therefore no longer the beneficial owners of such Common Stock. BAPEF XII expects to realize a total of US$77,079.50 as a result of disposing of its 154,159 shares of Vsource Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of Schedule 13D is hereby amended by adding the following new paragraphs at the end of such item:

      On November 19, 2004, each of the Reporting Persons ceased to be the beneficial owners of more than 5% of Vsource's Common Stock. The Reporting Persons' respective reporting obligations pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder is therefore terminated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of Schedule 13D is hereby amended by adding the following new paragraphs at the end of such item:

      Upon consummation of the transactions contemplated by the Exchange Offer and Tender Offer, which Tender Offer has expired as of November 19, 2004, the Stockholders Agreement described in Item 4 of the Reporting Persons' Amendment No. 3 to Schedule 13D filed on October 28, 2002 will terminate. Additionally, the Commitment Letter described in Item 6 of the Reporting Persons' Amendment No. 5 to Schedule 13D will have terminated upon completion of the transactions contemplated by the Exchange Offer and Tender Offer. As described in Item 4, above, BAPEF XII has participated in such Exchange Offer and Tender Offer and expects that the Stockholders and Commitment Letter will soon expire without any further action on the part of the Reporting Persons.

      Otherwise, except as set forth in this Amendment No. 6 to Schedule 13D or in the exhibits filed herewith and incorporated by reference, to the best of each of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in
Item 6 herein or between such parties and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of Vsource, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of Vsource.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.           Description
-----------           -----------
         1(*)         Certificate of Incorporation of Vsource incorporated
                      herein by reference to Exhibit 3.1 of Vsource's Form 8-K
                      for the events reported on October 30, 2000, filed on
                      November 14, 2000

         2(*) Amendment to Certificate of Incorporation of Vsource incorporated herein by reference to Exhibit 3.3 of Vsource's Form 8-K for the events reported January 16,
                      2002, filed on January 23, 2002

         3(*) Certificate of Designation of Series 3-A Preferred Stock incorporated herein by reference to Exhibit 4.1 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

         4(*)         NetCel360 Acquisition Agreement by and among Vsource and
                      NetCel360 dated May 24, 2001 incorporated herein by reference to Exhibit 2.1 of Vsource's Form 10-Q for the quarter ended April 30, 2001 filed on June 14, 2001

         5(*)         Amendment to NetCel360 Acquisition Agreement dated June
                      22, 2001 by and between Vsource and NetCel360 incorporated herein by reference to Exhibit 2.2 of Vsource's Form 8-K
                      for the events reported on June 22, 2001, filed on July 2,
                      2001

         6(*)         Amended and Restated Bridge Loan Agreement dated May 24,
                      2001 by and among NetCel360, NetCel360.com, NetCel360 Sdn
                      Bhd, a Malaysian company and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

         7(*)         First Amendment to Amended and Restated Bridge Loan
                      Agreement dated June 22, 2001 by and among NetCel360,
                      NetCel360.com, NetCel360 Sdn Bhd, a Malaysian company and subsidiary of NetCel360 ("NetCel Malaysia") and certain lenders named therein, incorporated herein by reference to
                      Exhibit 4.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

         8(*) Series A Purchase Agreement dated June 25, 2001 by and among Vsource, NetCel360.com, NetCel Malaysia and certain purchasers named therein, incorporated herein by reference to Exhibit 4.4 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

         9(*) Series B Exchangeable Note and Warrant Purchase Agreement incorporated herein by reference to Exhibit 4.7 to Vsource's Form 10-Q for the quarter ended July 31, 2001 filed on September 26, 2001

Exhibit No.           Description
-----------           -----------
         10(*)        Series A Convertible Promissory Note dated June 25, 2001
                      by and between BAPEF XII and Vsource in the principal
                      amount of US$1 million, incorporated herein by reference
                      to Exhibit 4.9 to Schedule 13D filed December 28, 2001 by
                      the Reporting Persons

         11(*) Exchangeable Promissory Note dated July 12, 2001 by and between BAPEF XII and Vsource in the principal amount of US$2,050,000 incorporated herein by reference to Exhibit
                      4.10 to Schedule 13D filed December 28, 2001 by the
                      Reporting Persons

         12(*) Common Stock Purchase Warrant dated July 12, 2001 by and between Vsource and BAPEF XII in connection with right to purchase 10,250,000 shares of Vsource Common Stock incorporated herein by reference to exhibit 4.11 to
                      Schedule 13D filed December 28, 2001 by the Reporting
                      Persons

         13(*)        Series B-1 Exchangeable Note and Warrant Purchase
                      Agreement dated January 28, 2002 incorporated herein by
                      reference to Exhibit 4.1 to Vsource's Form 8-K for the
                      events reported in January 31, 2002, filed on February 6,
                      2002

         14(*) Form of Series B-1 Exchangeable Promissory Note incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in January 31, 2002, filed on February 6, 2002

         15(*) Form of Series B-1 Common Stock Purchase Warrant incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in January 31, 2002, filed on February 6, 2002

         16(*)        Series 4-A Convertible Stock Purchase Agreement dated
                      October 25, 2002 by and among Vsource and certain
                      Investors named therein incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

         17(*)        Convertible Securities Exchange Agreement dated October
                      23, 2002 by and among Vsource and certain Security Holders named therein incorporated herein by reference to Exhibit
                      4.5 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

         18(*) Registration Rights Agreement dated October 25, 2002 by and among Vsource and certain Investors named therein incorporated herein by reference to Exhibit 4.3 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

         19(*)        Stockholders Agreement dated October 25, 2002 by and among
                      Vsource and certain Investors named therein incorporated herein by reference to Exhibit 4.2 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

         20(*)        Designation, Preferences and Rights of Series 4-A
                      Convertible Preferred Stock of Vsource incorporated herein by reference to Exhibit 3.1 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002.

Exhibit No.           Description
-----------           -----------
         21(*)        Form of Vsource Stockholder Voting Agreement 2003 entered
                      into on June 12, 2003 by and among TEAM America Inc., an
                      Ohio corporation, Vsource and BAPEF XII incorporated
                      herein by reference to Exhibit A of Exhibit 2.1 of
                      Vsource's Form 8-K, filed on June 13, 2003.

         22(*)        Merger Agreement dated June 12, 2003 by and among Vsource,
                      TEAM America Inc., and Beaker Acquisition Co. Inc.
                      incorporated herein by reference to Exhibit A of Vsource's
                      Form 8-K filed on June 13, 2003.

         23(*) Form of Stockholder Voting Agreement dated June 12, 2003 by and among BAPEF XII and certain Vsource shareholders named therein.

         24(*)        Form of Commitment Letter dated August 31, 2004 signed by
                      BAPEF XII issued to Vsource.

         25(*) Form of Common Stock and Warrant Purchase Agreement, dated as of August 31, 2004, by and among Symphony House Berhad,
                      BAPEF XII and the other selling shareholders set forth therein.

*     Previously filed with the Securities and Exchange Commission

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: 23 NOVEMBER 2004


BAPEF INVESTMENTS XII, LIMITED              BARING ASIA PRIVATE EQUITY FUND LP4

By: /s/ Connie A.E. Helyar                  By: /s/ Connie A.E. Helyar
   ---------------------------                 ------------------------------
Name: Connie A.E. Helyar                    Name: Connie A.E. Helyar
Title:  Director                            Title:  Director, Baring Asia (GP)
                                                    Limited As General Partner
                                                    of BAPEF Advisers LP as
                                                    General Partner of the
                                                    Baring Asia Private Equity
                                                    Fund LP4


BARING ASIA PRIVATE EQUITY FUND LP1         BARING ASIA PRIVATE EQUITY FUND
                                              CO-INVESTMENT LP

By: /s/ Connie A.E. Helyar                  By: /s/ Connie A.E. Helyar
   ---------------------------                 ------------------------------
Name: Connie A.E. Helyar                    Name: Connie A.E. Helyar
Title:  Director, Baring Asia (GP)          Title:  Director, Baring Asia (GP)
        Limited As General Partner of               Limited As General Partner
        BAPEF Advisers LP as General                of BAPEF Advisers LP as
        Partner of the Baring Asia                  General Partner of the
        Private Equity Fund LP1                     Baring Asia Private Equity
                                                    Co-Investment LP


BARING ASIA PRIVATE EQUITY FUND LP2         BAPEF ADVISERS LP


By: /s/ Connie A.E. Helyar                  By: /s/ Connie A.E. Helyar
   ---------------------------                 ------------------------------
Name: Connie A.E. Helyar                    Name: Connie A.E. Helyar
Title:  Director, Baring Asia (GP)          Title:  Director, Baring Asia (GP)
        Limited as General Partner of               Limited As General Partner
        BAPEF Advisers LP as General                of BAPEF Advisers LP
        Partner of the Baring Asia
        Private Equity Fund LP2


BARING ASIA PRIVATE EQUITY FUND LP3         BARING ASIA (GP) LIMITED


By: /s/ Connie A.E. Helyar                  By: /s/ Connie A.E. Helyar
   ---------------------------                 ------------------------------
Name: Connie A.E. Helyar                    Name: Connie A.E. Helyar
Title:  Director, Baring Asia (GP)          Title:  Director
        Limited as General Partner of
        BAPEF Advisers LP as General
        Partner of the Baring Asia
        Private Equity Fund LP3

      Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DATED: 23 NOVEMBER, 2004


BAPEF INVESTMENTS XII, LIMITED              BARING ASIA PRIVATE EQUITY FUND LP4


By: /s/ Connie A.E. Helyar                  By: /s/ Connie A.E. Helyar
   ---------------------------                 ------------------------------
Name: Connie A.E. Helyar                    Name: Connie A.E. Helyar
Title:  Director                            Title:  Director, Baring Asia (GP)
                                                    Limited As General Partner
                                                    of BAPEF Advisers LP as
                                                    General Partner of the
                                                    Baring Asia Private Equity
                                                    Fund LP4


BARING ASIA PRIVATE EQUITY FUND LP1         BARING ASIA PRIVATE EQUITY FUND
                                              CO-INVESTMENT LP

By: /s/ Connie A.E. Helyar                  By: /s/ Connie A.E. Helyar
   ---------------------------                 ------------------------------
Name: Connie A.E. Helyar                    Name: Connie A.E. Helyar
Title:  Director, Baring Asia (GP)          Title:  Director, Baring Asia (GP)
        Limited As General Partner of               Limited As General Partner
        BAPEF Advisers LP as General                of BAPEF Advisers LP as
        Partner of the Baring Asia                  General Partner of the
        Private Equity Fund LP1                     Baring Asia Private Equity
                                                    Co-Investment LP


BARING ASIA PRIVATE EQUITY FUND LP2         BAPEF ADVISERS LP


By: /s/ Connie A.E. Helyar                  By: /s/ Connie A.E. Helyar
   ---------------------------                 ------------------------------
Name: Connie A.E. Helyar                    Name: Connie A.E. Helyar
Title:  Director, Baring Asia (GP)          Title:  Director, Baring Asia (GP)
        Limited as General Partner of               Limited As General Partner
        BAPEF Advisers LP as General                of BAPEF Advisers LP
        Partner of the Baring Asia
        Private Equity Fund LP2


BARING ASIA PRIVATE EQUITY FUND LP3         BARING ASIA (GP) LIMITED


By: /s/ Connie A.E. Helyar                  By: /s/ Connie A.E. Helyar
   ---------------------------                 ------------------------------
Name: Connie A.E. Helyar                    Name: Connie A.E. Helyar
Title:  Director, Baring Asia (GP)          Title:  Director
        Limited as General Partner of
        BAPEF Advisers LP as General
        Partner of the Baring Asia
        Private Equity Fund LP3